Mail Stop 3561

May 7, 2009

Kenneth R. Pinckard
Chief Financial Officer
Studio One Media, Inc.
7650 E. Evans Rd., Suite C
Scottsdale, AZ 85260

> **Re:** **Studio One Media, Inc.**
> **File No. 001-10196**
> **Form 10-KSB: For the fiscal year ended June 30, 2008**
> **Form 10-Q: For the quarterly period ended December 31, 2008**

Dear Mr. Pinckard:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-KSB: For the fiscal year ended June 30, 2008

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

1. We note that during fiscal year 2006, you wrote-off $374,416 of debt, as such debt was barred by the statute of limitations. In this regard, please tell us (i) the nature (e.g., term) of the statute of limitations governing the counterparty's ability to collect

the debt that was written off, (ii) why the amount owed by your company was not paid to/ collected by the counterparty within the statute of limitations, (iii) the circumstances under which such debt has been barred, and (iv) why you believe that your company has been fully relieved of its obligation to repay the debt. Also, as it is unclear how you met the criteria in paragraph 16(b) of SFAS No. 140, please tell us why you believe de-recognition of the debt was appropriate under this accounting literature.

Item 8A. Controls and Procedures

Evaluation of disclosure controls and produres, page 22

2. We note that you have concluded that your company's disclosure controls and procedures were effective at June 30, 2008 based upon the "fact that [your] company had suspended operations in 2002 and had not recommenced operations, and that the activities requiring disclosure were de minimis, all of which were the subject of review by [your] company's outside auditors." However, we note that reviews performed by your company's independent auditor are not considered disclosure controls and procedures of your company. In addition, we note that your company's business activities (e.g., purchases of fixed assets, issuances of common stock and warrants, research and development activities, and advertising and marketing) increased significantly subsequent to the acquisition of Studio One Entertainment, Inc. In this regard, please confirm that appropriate disclosure controls and procedures related to your company's most significant business activities had been established as of June 30, 2008 and were evaluated for effectiveness as of such date. As part of your response, also explain why you believe that your disclosure controls and procedures were effective as of June 30, 2008, despite the identification of a material weakness in your internal controls over financial reporting at such date. Please advise or revise as necessary.

Internal Control over Financial Reporting, page 22

3. Based upon your disclosure, it does not appear that a recognized internal control framework was used to perform your evaluation of the effectiveness of internal control over financial reporting at June 30, 2008. In addition, your disclosure does not include a statement indicating whether or not internal control over financial reporting was effective as of such date. In this regard, please amend your filing to specifically state that your company's internal control over financial reporting was deemed to be ineffective due to the material weakness that has been identified. In addition, please reevaluate your company's internal control over financial reporting at June 30, 2008 based upon a recognized framework and revise your disclosure to discuss any additional material weaknesses that are identified, if applicable. Refer to Item 308T of Regulation S-K for further guidance.

Financial Statements

Notes to Financial Statements

Note 1: Summary of Significant Accounting Policies

Description of Business, Financing, and Basis of Financial Statement Presentation, page F-7

4. Per your disclosure, your company announced that it had finalized the purchase of Studio One Entertainment, Inc. ("SOEI") on April 17, 2007. We note further that in connection with this transaction, your company exchanged 7,000,000 restricted common shares for 100% of the issued and outstanding shares of SOEI. Based upon a review of your periodic reports filed subsequent to the transaction, it appears that you have accounted for the transaction as the acquisition of SOEI. As such, it appears that you have allocated the purchase price attributable to the transaction to the estimated fair value of the assets and liabilities received from SOEI.

    However, we note that your company was a shell company prior to the aforementioned transaction with SOEI, and your company's operations are those of SOEI subsequent to such transaction. Furthermore, based upon (i) the number of common shares that your company issued on April 17, 2007 to consummate the transaction with SOEI and (ii) the number of common shares that were outstanding at June 30, 2007, it appears that the former owners of SOEI may have received a greater voting interest in the post-merger (i.e., combined) company than that which was retained by your company's former owners. Given the observations noted above, it appears that your company's transaction with SOEI may have been a reverse recapitalization. In this regard, we note that a reverse capitalization is accounted for similar to a reverse acquisition, except that no goodwill or other intangible assets should be recorded. Please revise your financial statements to appropriately account for the transaction with SOEI, or tell us why you do not believe a revision is necessary.

Note 4: Commitments and Contingencies, page F-10

5. We note that you have not disclosed your company's rental expense for each period for which an income statement has been presented. Furthermore, based upon your disclosure of "Recent Developments" on page 7 of your Form 10-KSB, it appears that the lease entered into on December 4, 2007 for additional office space in a separate building in Scottsdale, Arizona has a term of five years. In this regard, please revise future filings to provide the disclosures required by paragraphs 16(b) and 16(c) of SFAS No. 13.

Form 10-Q: For the quarterly period ended December 31, 2008

Item 1. Financial Statements

Balance Sheet, page 3

6. We note that you have reported significant notes receivable balances within the
    "Current Assets" section of your June 30, 2007, June 30, 2008, and December 31,
    2008 balance sheets. However, it appears that collections against the notes
    receivable balances were insignificant during the fiscal year ended June 30, 2008, as
    well as the interim period ended December 31, 2008. In addition, we note that your
    company's accrued interest receivable balance increased during both the annual
    period ended June 30, 2008 and the interim period ended December 31, 2008. In this
    regard, please tell us, as well as disclose in the footnotes to your financial statements,
    the terms of the outstanding notes receivables – including when payment(s) of the
    principal balance(s) and accrued interest are/were due to your company.
    Furthermore, tell us (i) whether any portion of your company's total outstanding note
    receivable balance and/or accrued interest balance has been reserved due to
    uncollectibility, (ii) why you believe that the amounts reported on your balance sheet
    are collectible and should be reported as current assets, and (iii) why changes in your
    company's notes receivable balance are being reflected in the operating activities
    section of your statement of cash flows.

Consolidated Statements of Operations, page 4

7. Based upon your discussion of "Cost of Sales" in MD&A, it is unclear whether
    depreciation and amortization expense is included in the reported amount. As such,
    please tell us where depreciation and amortization expense is reported in your
    statement of operations. Furthermore, if depreciation and amortization expense is
    not included in costs of sales, please revise the description of the applicable line item
    in your statement of operations to "Cost of Sales (exclusive of depreciation and
    amortization)." Refer to SAB Topic 11.B for further guidance.

Item 4T. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures, page 25

8. We note that you have concluded upon the effectiveness of your company's
    disclosure controls and procedures at June 30, 2008 in the Form 10-Qs filed for the
    periods ended September 30, 2008 and December 31, 2008. Please amend the
    disclosure in each Form 10-Q to attest to the effectiveness of your company's
    disclosure controls and procedures as of the end of the period covered by the
    respective report.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 or Joseph Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief